Exhibit 4.11

WISA TECHNOLOGIES, INC.

2018 Long-Term Stock Incentive Plan

RESTRICTED STOCK AWARD AGREEMENT

THIS RESTRICTED STOCK AWARD AGREEMENT (“Agreement”) is made effective as of this ###GRANT_DATE###, by and between WiSA Technologies, Inc., a Delaware corporation (the “Company”), and ###PARTICIPANT_NAME### (“Participant”).

The Company, pursuant to its 2018 Long-Term Stock Incentive Plan (the “Plan”), hereby grants the following stock award to Participant, which award shall have the terms and conditions set forth in this Agreement:

1.	Award

The Company, effective as of the date of this Agreement, hereby grants to Participant a restricted stock award of ###TOTAL_AWARDS### shares (the “Shares”) of common stock, par value $0.0001 per share, of the Company (the “Common Stock”), subject to the terms and conditions set forth herein.

2.	Vesting

Subject to the terms and conditions of this Agreement, the Shares shall vest in Participant pursuant to the table below or, if any such date is one on which applicable law or any Company policy prohibits employees, directors and stockholders from trading in the Company’s securities, the soonest date on which trading is permitted after such date so that Participant shall be fully vested with respect all of the Shares covered hereby on the third anniversary of the Vesting Start Date (or such date following the third anniversary of the Vesting Start Date on which trading in Company securities is permitted by Company employees, directors and stockholders). Notwithstanding the foregoing, Participant must be and remain in the service or employ of Company during the period commencing with the date of grant of the Shares and ending with each of the above-described annual vesting dates in order to become vested with respect to previously unvested Shares on such dates.

###VEST_SCHEDULE_TABLE###

In the event that Participant’s service or employment with the Company is terminated by the Company without Cause (as defined in the Plan), which determination shall be in the sole and reasonable determination of the Company, on or prior to the one (1) year anniversary of the date on which a Change of Control of Company (as defined in Exhibit A attached hereto) and provided that Participant remains continuously in the service of or employed by the Company or any of its subsidiaries until the effective date of such Change of Control, all unvested Shares under this Agreement shall become immediately vested on the effective date of such termination. If the Participant’s service or employment with the Company is terminated by the Company or by the Participant for any reason, whether voluntarily or involuntarily, other than within one (1) year after a Change in Control where such service or employment is terminated by the Company, without Cause, no additional Shares shall become vested Shares under any circumstances with respect to the Participant. Any determination under this Agreement as to employment status or other matters referred to above, other than whether a Participant’s service or employment has been terminated with or without Cause, shall be made in good faith by the compensation committee of the Company’s board of directors, whose decision shall be final and binding on all parties hereto.

3.	Restriction on Transfer

Until the Shares vest pursuant to Section 2 hereof, none of the Shares may be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of or encumbered, and no attempt to transfer the Shares, whether voluntary or involuntary, by operation of law or otherwise, shall vest the transferee with any interest or right in or with respect to the Shares.

4.	Forfeiture

If Participant ceases to be an employee of or otherwise providing services to the Company or any majority-owned affiliate of the Company for any reason prior to the vesting of the Shares pursuant to Section 2 hereof, Participant’s rights to the unvested portion of the Shares shall be immediately and irrevocably forfeited.

5.     Issuance and Custody of Certificate

(a)	The Company shall cause to be issued one or more stock certificates, registered in the name of Participant, evidencing the Shares. Each such certificate (except for certificates in respect of shares to be sold for taxes) shall bear the following legend:

“The shares of common stock represented by this certificate are subject to forfeiture, and the transferability of this certificate and the shares of stock represented hereby are subject to the restrictions, terms and conditions (including restrictions against transfer) contained in the 2018 Long-Term Stock Incentive Plan (the “Plan”) and a Restricted Stock Award Agreement (the “Agreement”) entered into between WiSA Technologies, Inc. and the registered owner of such shares.  Copies of the Plan and the Agreement are on file in the office of the Secretary of WiSA Technologies, Inc., 15268 NW Greenbrier Pkwy, Beaverton, OR 97006.”

(b)	Participant shall execute stock powers relating to the Shares and deliver the same to the Company. The Company shall use such stock powers only for the purpose of canceling any unvested Shares that are forfeited.

(c)	Each certificate issued pursuant to Section 5(a) hereof, together with the stock powers relating to the Shares, shall be deposited by the Company with the Secretary of the Company or a custodian designated by the Secretary. The Secretary or such custodian shall issue a receipt to Participant evidencing the certificate or certificates held which are registered in the name of Participant.

(d)	After any Shares vest pursuant to Section 2 hereof, the Company shall promptly cause to be issued a certificate or certificates evidencing such vested Shares, free of the legend provided in section 5(a) hereof, and shall cause such certificate or certificates to be delivered to Participant or Participant’s legal representatives, beneficiaries or heirs.

6.	Distributions and Adjustments

(a)	If all or any portion of the Shares vest in Participant subsequent to any change in the number or character of outstanding shares of Common Stock (through stock dividend, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of shares of Common Stock or other securities of the Company, issuance of warrants or other rights to purchase shares of Common Stock or other securities of the Company or other similar corporate transaction or event affecting the Shares such that an adjustment is determined by the compensation committee of the Company’s board of directors to be appropriate in order to prevent dilution or enlargement of the interest represented by the Shares), Participant shall then receive upon such vesting the number and type of securities or other consideration which he or she would have received if the Shares had vested prior to the event changing the number or character of outstanding shares of Common Stock.

(b)	Any additional Shares of Common Stock, any other securities of the Company and any other property (except for cash dividends) distributed with respect to the Shares prior to the date on which the Shares vest shall be subject to the same restrictions, terms and conditions as the Shares. Any cash dividends payable with respect to the Shares shall be distributed to Participant at the same time that cash dividends are distributed to stockholders of the Company generally.

(c)	Any additional Shares of Common Stock, any securities and any other property (except for cash dividends) distributed with respect to the Shares prior to the date on which such Shares vest shall be promptly deposited with the Company’s Secretary or the custodian designated by the Company’s Secretary to be held in custody in accordance with Section 5(c) hereof.

7.	Taxes

(a)	In order to provide the Company with the opportunity to claim the benefit of any income tax deduction which may be available to it in connection with this restricted stock award, and in order to comply with all applicable federal or state tax laws or regulations, the Company may take such action as it deems appropriate to assure that, if necessary, all applicable federal or state income and social security taxes are withheld or collected from Participant.

(b)	Notwithstanding any contrary provisions of this Agreement, no Shares or will be issued to Participant (or Participant’s estate or beneficiary) unless and until satisfactory arrangements (as determined by the Company in its sole discretion) have been made by Participant with respect to the payment of any taxes or tax-related items which the Company determines must be withheld with respect to such Shares. The Company, in its sole and absolute discretion and pursuant to such procedures as it may specify from time to time, may permit Participant to satisfy such tax liability(ies), in whole or in part (without limitation), by: (i) paying cash, (ii) electing to have the Company withhold otherwise deliverable Shares having a fair market value equal to the minimum amount required to be withheld, (iii) delivering to the Company already vested and owned Shares having a fair market value equal to the amount required to be withheld; provided that such Shares have been held for at least the minimum period of time that would allow the Company to avoid adverse accounting consequences and satisfy all applicable securities laws, or (iv) selling a sufficient number of such Shares otherwise deliverable to Participant through such means as the Company may determine in its sole and absolute discretion (whether through a broker or otherwise) equal to the amount required to be withheld. To the extent determined appropriate by the Company, in its sole and absolute discretion, the Company will have the right (but not the obligation) to satisfy any tax liability of the Participant by (X) reducing the number of Shares otherwise deliverable to Participant, (Y) withholding from Participant’s wages or other cash compensation payable to Participant by the Company, or (Z) grossing up the grant to so provide for the collection of such taxes. If Participant fails to make satisfactory arrangements for the payment of any required tax-related items hereunder at the time any applicable Shares otherwise are scheduled to be issued, Participant will permanently forfeit such Shares, and the Shares will be returned to the Company at no cost to the Company.

(c)	Notwithstanding clause 7(b) above, if Participant elects, in accordance with Section 83(b) of the Internal Revenue Code of 1986, as amended, to recognize ordinary income in the year of acquisition of the Shares, the Company may require at the time of such election an additional payment for withholding tax purposes based on the fair market value of such Shares as of the date of the acquisition of such Shares by Participant.

8.	Miscellaneous

(a)	This Agreement is issued pursuant to the Plan and is subject to its terms. Participant hereby acknowledges receipt of a copy of the Plan. The Plan is also available for inspection during business hours at the principal office of the Company.

(b)	This Agreement shall not confer on Participant any right with respect to continuance of service of or employment by the Company or any of its subsidiaries.

(c)	This award of Shares is governed by and subject to the terms and conditions of the Plan, which contains important provisions of such award and form a part of this Agreement. If there is any conflict between any provision of this Agreement and the Plan, this Agreement will control, unless such provision is not permitted by the Plan, in which case the provision of the Plan will apply. Participant’s rights and obligations under this Agreement are also governed by and are subject to applicable U.S. and foreign laws.

(d)	This Agreement may be executed via facsimile or email and in counterparts, each of which shall be considered an original, but all of which together shall constitute one and the same Agreement.

(e)	This Agreement shall be governed by and construed under the internal laws of the State of Delaware, without regard for conflicts of laws principles thereof.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the day and year first above written.

WISA TECHNOLOGIES, INC.

By:

Its:

PARTICIPANT

###PARTICIPANT_NAME###

###ACCEPTANCE_DATE###

Exhibit A

Change of Control.

For purposes of this Agreement and this Exhibit A, a “Change of Control” of the Company shall mean:

the acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (a “Person”) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 50% or more of either (A) the then outstanding Common Stock of the Company or (B) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors; provided, however, that for purposes of this Agreement, the following acquisitions shall not constitute a Change of Control: (x) a Company-sponsored recapitalization that is approved by the individuals who, as of the date of this Agreement, constitute the Company’s board of directors (the “Incumbent Board”); (y) a capital raise initiated by the Company where a majority of the Incumbent Board remains until the Company’s next annual stockholders’ meeting after the closing date of the raise; and (z) an acquisition of another company or asset(s) initiated by the Company and where the Company’s stockholders immediately after the transaction own at least 51% of the equity of the combined concern.